Exhibit (a)(1)(F)

From:
MIP Exchange
To:
MIP Exchange Participants
Subject:
Acknowledgment of Receipt of Notice of Withdrawal of Election Form

This message confirms that Global Business Travel Group, Inc. has received your Notice of Withdrawal of Election Form (“Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed.

If your Notice of Withdrawal is properly completed and signed and timely delivered to us, you will have revoked your election submitted to us in your previous Election Form, solely with respect to the Eligible Options selected in your Notice of Withdrawal. Unless you deliver a new, properly completed and signed Election Form before 11:59 p.m., Eastern Standard Time, on Thursday, January 26, 2023, or a later date if extended, you will not have any election form on file and will be deemed to have rejected the Amended Exchange Offer. A blank election form was attached to the announcement email for the Amended Exchange Offer we sent to you on January 11, 2023.

You should direct questions about the Amended Exchange Offer or requests for assistance (including requests for additional or paper copies of the Amended Exchange Offer, Election Form or any other documents relating to the Amended Exchange Offer) by email to MIPExchange@amexgbt.com.

Capitalized terms used but not otherwise defined in this email shall have the meaning set forth in the Amended and Restated Offer to Exchange Eligible Options for New Restricted Stock Units attached as an exhibit to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Global Business Travel Group, Inc. with the U.S. Securities and Exchange Commission on January 11, 2023.